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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Vitria Technology, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
928490 10 4
(CUSIP Number)
JoMei Chang, Ph.D.
M. Dale Skeen, Ph.D.
Innovation Technology Group, Inc.
750 Menlo Avenue, Suite 380
Menlo Park, California 94025
(650) 323 -8001
Copies to:
David K. Michaels, Esq.
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104
(415) 875-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2007 1
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Also relates to events of March 7, 2007.

CUSIP No.	928490 10 4	Page	2	of	10 Pages
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS: JoMei Chang, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100*(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

100*(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100*(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Immediately prior to the consummation on March 7, 2007 of the Transaction (defined in Item 4), pursuant to the Merger Agreement (defined in Item 4), Dr. Chang was a member of a group that contributed shares of the Issuer’s Common Stock to ITG (defined below) in exchange for shares of ITG preferred stock pursuant to the Contribution Agreement (defined in Item 3). The 100 shares listed in row 11 above are shares of Issuer’s Common Stock into which ITG’s shares of Merger Sub (defined in Item 4) were converted as a result of the Transaction. Upon the consummation of the Transaction, the separate corporate existence of Merger Sub terminated, and all shares of Issuer’s Common Stock held by ITG and outstanding immediately prior to the effective time were cancelled and retired without consideration paid therefor, and each share of Issuer’s Common Stock not held by ITG and outstanding immediately prior to the effective time of the Transaction was converted into the right to receive $2.75 per share.
*   See Item 5 for historical information.
** Based on conversion of all outstanding shares of Merger Sub into an aggregate of 100 shares of the Issuer’s Common Stock and the conversion of all shares of Issuer (other than those held by ITG, which were cancelled) into the right to receive $2.75 per share, upon the effective time of the Transaction.

CUSIP No.	928490 10 4	Page	3	of	10 Pages
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS: M. Dale Skeen, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100*(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

100*(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100*(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(2) Immediately prior to the consummation on March 7, 2007 of the Transaction (defined in Item 4), pursuant to the Merger Agreement (defined in Item 4), Dr. Skeen was a member of a group that had contributed shares of the Issuer’s Common Stock to ITG (defined below) in exchange for shares of ITG preferred stock pursuant to the Contribution Agreement (defined in Item 3). The 100 shares listed in row 11 above are shares of Issuer’s Common Stock into which ITG’s shares of Merger Sub (defined in Item 4) were converted as a result of the Transaction. Upon the consummation of the Transaction, the separate corporate existence of Merger Sub terminated, and all shares of Issuer’s Common Stock held by ITG and outstanding immediately prior to the effective time were cancelled and retired without consideration paid therefor, and each share of Issuer’s Common Stock not held by ITG and outstanding immediately prior to the effective time of the Transaction was converted into the right to receive $2.75 per share.
*   See Item 5 for historical information.
** Based on conversion of all outstanding shares of Merger Sub into an aggregate of 100 shares of the Issuer’s Common Stock and the conversion of all other shares of Issuer (other than those held by ITG, which were cancelled) into the right to receive $2.75 per share, upon the effective time of the Transaction.

CUSIP No.	928490 10 4	Page	4	of	10 Pages
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS: Innovation Technology Group, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5633251

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100*(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

100*(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100*(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(3) Immediately prior to the consummation of the Transaction (defined in Item 4) on March 7, 2007, pursuant to the Merger Agreement (defined in Item 4), ITG was a member of a group that received shares of Issuer’s Common Stock from other Reporting Persons under the Contribution Agreement (as defined in Item 3). Upon the consummation of the Transaction, the separate corporate existence of Merger Sub terminated, and all shares of Issuer’s Common Stock held by ITG and outstanding immediately prior to the effective time were cancelled and retired without consideration paid therefor, and each share of Issuer’s Common Stock not held by ITG and outstanding immediately prior to the effective time of the Transaction was converted into the right to receive $2.75 per share.
*   See Item 5 for historical information.
** Based on conversion of all outstanding shares of Merger Sub into an aggregate of 100 shares of the Issuer’s Common Stock and the conversion of all other shares of Issuer (other than those held by ITG, which were cancelled) into the right to receive $2.75 per share, upon the effective time of the Transaction.

CUSIP No.	928490 10 4	Page	5	of	10 Pages
SCHEDULE 13D/A
Introduction
          JoMei Chang, Ph.D., M. Dale Skeen, Ph.D., and Innovation Technology Group, Inc. (“ITG”), a Delaware corporation (collectively, the “Reporting Persons”) hereby amend the Schedule 13D (the “Schedule”) originally filed on October 2, 2006 and amended by the Reporting Persons on January 4, 2007, as set forth herein. Capitalized terms used without definition in this Amendment No. 2 to the Schedule shall have the respective meanings ascribed thereto in the Schedule.
          The Reporting Persons are filing this Amendment No. 2 to the Schedule in order to reflect the effect of the Contribution, the Minority Investment and the Transaction (each as defined below) on their holdings of the shares of Common Stock of the Issuer. The Contribution was consummated on March 6, 2007, and each of the Minority Investment and the Transaction were consummated concurrently on March 7, 2007, when the Merger Sub merged with and into the Issuer. Upon the effective time of the Transaction, all shares of the Issuer outstanding immediately prior thereto were converted into the right to receive the merger consideration of $2.75 per share (with the exception of those held by ITG, which were cancelled), and the outstanding shares of the Merger Sub were converted into shares of the Issuer common stock. As a result of the Contribution and the Minority Investment, Drs. Chang and Skeen became 80% holders of the outstanding shares of ITG. As a result of the Transaction, ITG became the holder of all of the outstanding shares of the Issuer common stock following the Transaction.
Item 2. Identity and Background.
     The third paragraph of Item 2 is amended and restated in its entirety as set forth below.
ITG, a Delaware corporation, was formed in September 2006. In December 2006, it entered into an agreement to raise approximately $25,000,000 in cash through the sale and issuance of its convertible redeemable preferred stock to the Weston Presidio V, L.P., a venture capital and private equity firm (the “Fund”), which was consummated concurrently with the consummation of the Transaction (such sale and issuance, the “Minority Investment”). ITG has not conducted any activity except in connection with its formation, the Contribution, the Minority Investment and the Transaction. Immediately prior to the consummation of the Transaction and the Minority Investment, Dr. Chang served as President and a director of ITG and Dr. Skeen served as Chief Financial Officer and Secretary and a director of ITG, and each had served in their respective positions since ITG’s inception. Drs. Chang and Skeen beneficially owned 100% of the outstanding securities of ITG immediately prior to the consummation of the Transaction and the Minority Investment.
Item 3. Source and Amount of Funds or Other Consideration.
     The first paragraph of Item 3 is amended and restated in its entirety as set forth below.
The aggregate Transaction Consideration described below in Item 4 is expected to be approximately $67,200,000, assuming none of the Issuer’s stockholders choose to exercise and perfect any dissenters’ rights in connection with the proposed Transaction. The Transaction Consideration was paid out of ITG’s working capital and the existing funds of the Issuer. ITG’s working capital was provided by the consummation of the Minority Investment concurrently with the consummation of the Transaction.

CUSIP No.	928490 10 4	Page	6	of	10 Pages
     The third paragraph of Item 3 is amended and restated in its entirety as set forth below.
On March 6, 2007, Drs. Chang and Skeen contributed to ITG 9,935,253 shares of Common Stock, including shares of Common Stock beneficially owned by Skeen/Chang Investments, L.P. (the “Partnership”), of which Drs. Chang and Skeen are general partners, and other assets, pursuant to that certain Contribution and Rollover Agreement by and among ITG and Dr. Chang, her spouse, M. Dale Skeen, Ph.D., and Skeen/Chang Investments, L.P. (the “Contribution Agreement”) (such transaction, the “Contribution”).
Item 4. Purpose of Transaction.
     Item 4 is amended and restated in its entirety as set forth below.
On September 20, 2006, the Issuer, Merger Sub and ITG entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is incorporated by reference herein. The Transaction was subject to the approval of Issuer’s Stockholders, and other closing conditions. The approval of the Issuer’s stockholders was obtained on March 5, 2007, and the other closing conditions were satisfied on or prior to the consummation of the Transaction on March 7, 2007.
On March 7, 2007, pursuant to the Merger Agreement, the Merger Sub merged with and into the Issuer (the “Transaction”) on the terms and subject to the conditions set forth therein. Each share of the Issuer’s Common Stock (other than dissenting shares and shares owned by the “Parent Group” (as defined in the Merger Agreement) was converted into the right to receive $2.75 in cash (the “Share Consideration”), without interest. In addition, each outstanding option exercisable for shares of the Issuer’s Common Stock, with an exercise price of less than $2.75 per share (“Issuer Options”), other than Issuer Options held by the Parent Group (“Parent Group Options”), was cancelled and converted into the right to receive an amount of cash equal to the amount by which the Share Consideration exceeded the exercise price of the Issuer Option (less applicable withholding taxes) (such consideration, together with the Share Consideration, the “Transaction Consideration”). Parent Group Options were cancelled without consideration in connection with the proposed Transaction. All of the shares ITG held in Merger Sub were converted into shares of common stock of the surviving corporation in the proposed Transaction.
Upon consummation of the Transaction, the officers and directors of the Issuer were replaced by the officers and directors of Merger Sub. In addition, the Certificate of Incorporation and Bylaws of the Issuer were replaced with the Certificate of Incorporation and Bylaws attached as Exhibit A and Exhibit B to the Merger Agreement.
The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (filed herewith as Exhibit 99.1).
Upon consummation of the proposed Transaction, the Common Stock ceased trading on the Nasdaq Global Market and the Issuer began the process of terminating its reporting obligations under the Act.
Except as set forth above or in Item 5 and other than changes in the capitalization resulting from the proposed Transaction, the Reporting Persons do not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

CUSIP No.	928490 10 4	Page	7	of	10 Pages
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows.
(a)-(b)
March 6, 2007. Immediately following the Contribution, the Reporting Persons were each deemed to beneficially own, and have shared power to direct the vote or disposition of, all 9,935,253 shares of Common Stock held by ITG. Dr. Chang had sole power to direct the vote or disposition of the 1,046,499 shares of Common Stock that are subject to options that were exercisable within 60 days of March 6, 2007. Dr. Skeen had sole power to direct the vote or disposition of the 1,171,082 shares of Common Stock that are subject to options that were exercisable within 60 days of March 6, 2007. Accordingly, the respective percentages of shares of Common Stock beneficially owned by ITG, Dr. Chang and Dr. Skeen as of March 6, 2007 were 29.0%, 31.1% and 31.3% of the class, based upon 34,263,559 shares of Common Stock outstanding as of January 5, 2007, as reported in the Issuer’s definitive proxy statement filed with the Commission on February 8, 2007.
March 7, 2007. Upon the consummation of the Transaction, the Reporting Person were each deemed to beneficially own, and have shared power to direct the vote or disposition of all 100 shares of Common Stock held by ITG. Accordingly, each of ITG, Dr. Chang and Dr. Skeen beneficially owned 100% upon consummation of the Transaction on March 7, 2007.
As members of a group, the Reporting Persons were deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock beneficially owned by each Reporting Person as of March 6, 2007 and March 7, 2007. The aggregate number of shares beneficially owned by all Reporting Persons named in this Schedule, including shares subject to options exercisable within 60 days of the following dates for which amounts and percentages are given, was: (x) 12,152,834 or 33.3% of the class on March 6, 2007, based upon 34,263,559 shares of Common Stock outstanding as of January 5, 2007, as reported in the Issuer’s definitive proxy statement filed with the Commission on February 8, 2007; and (y) 100 and 100% of the class upon consummation of the Transaction on March 7, 2007.
(c)
On March 6, 2007, pursuant to the Contribution Agreement, ITG acquired from Drs. Chang and Skeen and the Partnership direct ownership of their aggregate holdings of 9,935,253 shares of the Common Stock of the Issuer, which represented 29.0% of the Issuer’s Common Stock then outstanding (based upon 34,263,559 shares of Common Stock outstanding as of January 5, 2007, as reported in the Issuer’s definitive proxy statement filed with the Commission on February 8, 2007). See Item 3 above.
On March 7, 2007, upon consummation of the Transaction, all shares of Issuer’s Common Stock beneficially owned by the Reporting Persons and outstanding immediately prior to the effective time were cancelled and retired without consideration paid therefor, each share of Issuer’s Common Stock outstanding immediately prior to the effective time of the Transaction was converted into the right to receive $2.75 per share, and all outstanding shares of Merger Sub converted into an aggregate of 100 shares of the Issuer’s Common Stock. In addition, all options to purchase the Issuer’s Common Stock that were held by the Reporting Persons were cancelled. See Item 4 above for additional information regarding the effect of the Transaction on the outstanding shares of the Issuer and the Merger Sub.

CUSIP No.	928490 10 4	Page	8	of	10 Pages
(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.
(e)
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The last paragraph of Item 6 is hereby amended, restated and replaced in its entirety with the following two paragraphs.
In connection with the Transaction and the Minority Investment, on March 6, 2007, Drs. Chang and Skeen and the Partnership entered into a Contribution Agreement, pursuant to which ITG acquired from Drs. Chang and Skeen and the Partnership beneficial ownership of their aggregate holdings of 9,935,253 shares of the Common Stock of the Issuer and other property in exchange for securities of ITG.
The descriptions of the Merger Agreement, the Contribution Agreement and the voting agreements included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.
Item 7. Materials to be Filed as Exhibits.
     The following Exhibits are incorporated in the Schedule:
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer (incorporated by reference from Exhibit 99.2 of the Schedule, filed with the Commission on October 2, 2006).

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer (incorporated by reference from Exhibit 99.3 of the Schedule, filed with the Commission on October 2, 2006).

99.4	Contribution Agreement, dated March 6, 2007, by and among Innovation Technology Group, Inc., Drs. Chang and Skeen and Skeen/Chang Investments, L.P. and the Issuer.

99.5	Joint Filing Agreement (incorporated by reference from page 10 of the Schedule, filed with the Commission on October 2, 2006).

CUSIP No.	928490 10 4	Page	9	of	10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2007

/s/ JoMei Chang, Ph.D.

JoMei Chang, Ph.D.

/s/ M. Dale Skeen, Ph.D.

M. Dale Skeen, Ph.D.

Innovation Technology Group, Inc.

By:	/s/ JoMei Chang, Ph.D.

Name: JoMei Chang, Ph.D.
Title: President

EXHIBIT INDEX

Exhibit	Title
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer (incorporated by reference from Exhibit 99.2 of the Schedule, filed with the Commission on October 2, 2006).

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer (incorporated by reference from Exhibit 99.3 of the Schedule, filed with the Commission on October 2, 2006).

99.4	Contribution Agreement, dated March 6, 2007, by and among Innovation Technology Group, Inc., Drs. Chang and Skeen and Skeen/Chang Investments, L.P. and the Issuer.

99.5	Joint Filing Agreement (incorporated by reference from page 10 of the Schedule, filed with the Commission on October 2, 2006).